787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 30, 2017

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Small-Cap Quality Value ETF (the “Fund”),

a series of Legg Mason ETF Investment Trust (the “Trust”)

Post-Effective Amendment No. 17 (the “Amendment”)

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Dear Mr. Williamson:

The Trust filed the Amendment on April 17, 2017 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of July 1, 2017. The Trust responded to SEC staff’s (the “Staff”) initial comments with respect to the Amendment in a letter filed on EDGAR on June 23, 2017. This letter responds to the Staff’s supplemental comments with respect to the Amendment that you provided on June 27, 2017, in a telephone conversation with Ben Haskin and James Hahn. For your convenience, the substance of those comments has been restated below. The Trust’s response to each supplemental comment is set out immediately under the restated supplemental comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Amendment unless otherwise defined in this letter. As you requested, the supplemental comments will responded to in a letter filed on EDGAR.

Comment 1: The Staff notes the response to prior Comment 4 and partially disagrees with some of Trust’s statements. Please note that, in the Staff’s view, the Fund should periodically review its market capitalization range to ensure that the range is consistent with investor expectations of a small-cap fund. In addition, please note the Staff’s concern that the lower end of the range (i.e., $15 million) is more consistent with micro-cap stocks than small-cap stocks. Based on the Underlying Index, (1) what percentage of Fund assets will be allocated to issuers with a market capitalization of less than $1 billion, and (2) how will the Fund ensure that there will be sufficient liquidity in these shares and that the arbitrage mechanism will work when the Underlying Index includes such issuers? Please revise as necessary.

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Response: The Trust respectfully declines to alter its methodology with respect to the market capitalization range of the Investable Universe, given that the rules-based approach will dynamically adjust to include the 2,000 securities with the smallest market capitalizations. With respect to the Staff’s question about allocation to issuers with a market capitalization of less than $1 billion, Royce has informed the Trust that, as of May 31, 2017, when measured by security count, approximately 60% of the component securities of the Underlying Index had a market cap of less than $1 billion, and when measured by security weight, approximately 50% of the Underlying Index consisted of component securities with a market cap of less than $1 billion. With regard to the arbitrage mechanism, Royce has informed the Trust that another ETF that tracks the Russell 2000® Index currently has approximately $38 billion in net assets. When measured by security weight, as of May 31, 2017, approximately 20% of the Russell 2000® Index consisted of securities with a market cap of less than $1 billion, which results in approximately $7.6 billion of liquidity in those securities. While risks related to liquidity are disclosed in the Fund’s prospectus, if the arbitrage mechanism is working for another ETF of that size tracking a similar asset class, Royce takes the view that it is reasonable to assume that there will be sufficient liquidity for the Underlying Index as well.

Comment 2: The Staff has a concern about the Investable Universe and wants to understand why the Fund’s cut-off for insufficient trading volume is $400,000 and how that will work as the Fund grows in size.

Response: Royce has informed the Trust that it determined that the $400,000 threshold was appropriate by first assuming that on a typical portfolio trading day the Fund might have to trade up to $20 million of positions, and the smallest positions held by the Fund would generally be approximately 0.20% (i.e., 20 basis points) of the Underlying Index. Royce then assumed that the Fund’s participation in the trading volume of a particular stock would be approximately 10% of the total value traded in such stock. Using a $400,000 threshold, this would mean that Fund would trade $40,000 in its smallest positions on a given trading day. Therefore, in Royce’s view, the least liquid stocks held by the Fund should allow for $20 million of trading within the portfolio without meaningful impact on the stock prices. Royce may use its index methodology to amend the $400,000 threshold as appropriate over time to reflect changes in (1) market trading volumes generally and (2) the size of the Fund.

Comment 3: The Staff notes the response to prior Comment 9. Please note the Staff’s continued concern with whether Royce’s ability to make certain changes to or deviations from the index methodology is consistent with a rules-based approach.

Response: The index methodology follows a rules-based approach, in which component securities of the Underlying Index are selected using Royce’s multi-factor scoring system, but, as explained in the Fund’s prospectus, certain types of securities are excluded from the Underlying Index (e.g., ADRs, royalty companies, and securities with a share price less than $1.00). Given the dynamic nature of the securities markets, and consistent with other rules-based approaches, Royce reserves the right, in limited circumstances, to change or deviate from the methodology to help the Underlying Index to perform as designed. Royce further notes that publicly available indices are amended or adjusted over time (e.g., the Dow Jones Industrial Average®).

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If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP

James W. Hahn, Esq., Willkie Farr & Gallagher LLP